Securities and Exchange Commission

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Schedule 13G to amend the Schedule 13D filed by Tang Capital Partners, LP and related parties on November 30, 2023*

LianBio

(Name of Issuer)

Ordinary Shares, par value $0.000017100448 per share

(Title of Class of Securities)

53000N108**

(CUSIP Number)

November 8, 2024

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**This CUSIP number applies to the American Depository Shares (“ADSs”) of the Issuer, which are quoted on the OTC Markets under the symbol “LIANY.” Each ADS represents one ordinary share (“Ordinary Share”). No CUSIP has been assigned to the Ordinary Shares.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 9 Pages

CUSIP No. 53000N108	13G	Page 2 of 9 Pages

1	NameS of Reporting Persons I.R.S. Identification NOS. of Above Persons (ENTITIES ONLY) TANG CAPITAL PARTNERS, LP
2	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization DELAWARE

Number of	5	Sole Voting Power 0
Shares BENEFICIALLY Owned by	6	Shared Voting Power 8,051,815
Each Reporting Person with	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 8,051,815

9	Aggregate Amount Beneficially Owned by each Reporting Person 8,051,815
10	Check Box if the Aggregate Amount in Row (9) excludes certain shares ☐
11	Percent of Class represented by amount in row 9 7.5%
12	type of reporting person pN

Page 2 of 9 Pages

CUSIP No. 53000N108	13G	Page 3 of 9 Pages

1	NameS of Reporting Persons I.R.S. Identification NOS. of Above Persons (ENTITIES ONLY) Tang Capital Management, LLC
2	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization DELAWARE

Number of	5	Sole Voting Power 0
Shares BENEFICIALLY Owned by	6	Shared Voting Power 8,051,815
Each Reporting Person with	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 8,051,815

9	Aggregate Amount Beneficially Owned by each Reporting Person 8,051,815
10	Check Box if the Aggregate Amount in Row (9) excludes certain shares ☐
11	Percent of Class represented by amount in row 9 7.5%
12	type of reporting person OO

Page 3 of 9 Pages

CUSIP No. 53000N108	13G	Page 4 of 9 Pages

1	NameS of Reporting Persons I.R.S. Identification NOS. of Above Persons (ENTITIES ONLY) Kevin Tang
2	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization united states

Number of	5	Sole Voting Power 0
Shares BENEFICIALLY Owned by	6	Shared Voting Power 8,051,815
Each Reporting Person with	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 8,051,815

9	Aggregate Amount Beneficially Owned by each Reporting Person 8,051,815
10	Check Box if the Aggregate Amount in Row (9) excludes certain shares ☐
11	Percent of Class represented by amount in row 9 7.5%
12	type of reporting person IN

Page 4 of 9 Pages

CUSIP No. 53000N108	13G	Page 5 of 9 Pages

1	NameS of Reporting Persons I.R.S. Identification NOS. of Above Persons (ENTITIES ONLY) CONCENTRA BIOSCIENCES, LLC
2	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization DELAWARE

Number of	5	Sole Voting Power 0
Shares BENEFICIALLY Owned by	6	Shared Voting Power 0
Each Reporting Person with	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by each Reporting Person 0
10	Check Box if the Aggregate Amount in Row (9) excludes certain shares ☐
11	Percent of Class represented by amount in row 9 0%
12	type of reporting person OO

Page 5 of 9 Pages

Explanatory Note: This Schedule 13G is being filed in accordance with Rule 13d-1(h) to reflect that (i) Tang Capital Partners, LP, (ii) Tang Capital Management, LLC, (iii) Kevin Tang and (iv) Concentra Biosciences, LLC (the “Reporting Persons”) no longer hold the securities with a purpose or effect of changing or influencing control of the Issuer. This Schedule 13G is being filed as Amendment No. 1 to the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on November 30, 2023, with respect to the Ordinary Shares, $0.000017100448 par value (the “Ordinary Shares”), of LianBio (the “Issuer” or “Company”).

Item 1(a).	Name of Issuer:

LianBio

Item 1(b).	Address of Issuer’s Principal Executive Offices:

103 Carnegie Center Drive, Suite 309, Princeton, NJ 08540

Item 2(a).	Name of Person Filing:

This Statement on Schedule 13G (this “Statement”) is filed by Tang Capital Partners, LP (“Tang Capital Partners”); Tang Capital Management, LLC, the general partner of Tang Capital Partners (“Tang Capital Management”); Kevin Tang, the manager of Tang Capital Management; and Concentra Biosciences, LLC, an affiliate of Tang Capital Partners, LP (“Concentra”).

Item 2(b).	Address of Principal Business Office or, if none, Residence:

4747 Executive Drive, Suite 210, San Diego, CA 92121

Item 2(c).	Citizenship:

Tang Capital Partners is a Delaware limited partnership. Tang Capital Management is a Delaware limited liability company. Mr. Tang is a United States citizen. Concentra is a Delaware limited liability company.

Item 2(d).	Title of Class of Securities:

Ordinary Shares, par value $0.000017100448 per share

Item 2(e).	CUSIP Number 53000N108

Item 3.	Not applicable.

Item 4.	Ownership.

(a)	Amount Beneficially Owned:

Tang Capital Partners. Tang Capital Partners beneficially owns 8,051,815 of the Issuer’s Ordinary Shares.

Tang Capital Partners shares voting and dispositive power over such shares with Tang Capital Management and Kevin Tang.

Tang Capital Management. Tang Capital Management beneficially owns 8,051,815 of the Issuer’s Ordinary Shares.

Page 6 of 9 Pages

Tang Capital Management shares voting and dispositive power over such shares with Tang Capital Partners and Kevin Tang.

Kevin Tang. Kevin Tang beneficially owns 8,051,815 of the Issuer’s Ordinary Shares.

Kevin Tang shares voting and dispositive power over such shares with Tang Capital Partners and Tang Capital Management.

The percentages used herein are based on 108,062,638 Ordinary Shares outstanding as of November 9, 2023, as set forth in the Issuer’s Quarterly Report filed on Form 10-Q that was filed with the Securities and Exchange Commission on November 13, 2023.

(b)	Percent of Class:

Tang Capital Partners	7.5%
Tang Capital Management	7.5%
Kevin Tang	7.5%
Concentra	0.0%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

Tang Capital Partners	0 shares
Tang Capital Management	0 shares
Kevin Tang	0 shares
Concentra	0 shares

(ii)	shared power to vote or to direct the vote:

Tang Capital Partners	8,051,815 shares
Tang Capital Management	8,051,815 shares
Kevin Tang	8,051,815 shares
Concentra	0 shares

(iii)	sole power to dispose or to direct the disposition of:

Tang Capital Partners	0 shares
Tang Capital Management	0 shares
Kevin Tang	0 shares
Concentra	0 shares

(iv)	shared power to dispose or to direct the disposition of:

Tang Capital Partners	8,051,815 shares
Tang Capital Management	8,051,815 shares
Kevin Tang	8,051,815 shares
Concentra	0 shares

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Page 7 of 9 Pages

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 8 of 9 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	November 14, 2024

TANG CAPITAL PARTNERS, LP

By:	Tang Capital Management, LLC, its General Partner

By:	/s/ Kevin Tang
Kevin Tang, Manager

TANG CAPITAL MANAGEMENT, LLC

By:	/s/ Kevin Tang
Kevin Tang, Manager

/s/ Kevin Tang
Kevin Tang

CONCENTRA BIOSCIENCES, LLC

By:	/s/ Kevin Tang
Kevin Tang, Chief Executive Officer

Page 9 of 9 Pages